AH
4/1/2002

TC 315



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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RECEIVED FEB 27 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Great American Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6509 Roe Avenue
(No. and Street)

Shawnee Mission (City) Kansas (State) 66208 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Richards, President (913) 722-2531
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Minda, CPA CHARTERED
(Name — *if individual, state last, first, middle name*)

4200 Somerset Drive (Address) Prairie Village (City) Kansas (State) 66208 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH
4/1/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Investors, Inc., as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
JANET STEVENSON
NOTARY PUBLIC
STATE OF KANSAS

Signature

President

Title

Notary Public

My appointment expires 1/24/2005

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

I have audited the accompanying balance sheet of **Great American Investors, Inc.** as of December 31, 2001, and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the organization's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Great American Investors, Inc.** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



February 18, 2002

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash in bank	$ 17,629	
Commissions Receivable	41,696	
Note receivable – Shareholder	17,500	
Investments – Securities	42,826	
Investments - Clearing deposits	17,774	
Employee Advances	7,437	
Prepaid items	10,338	
Total Current Assets		$155,200
FIXED ASSETS:		
Equipment	7,772	
Less: Allowance for depreciation	7,379	393
TOTAL ASSETS		$155,593

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$ 2,058	
Commissions payable	32,939	
Due on Margin Account	15,743	
Taxes payable - payroll	4,488	
Advance Fees	8,313	
Total Current Liabilities		$ 63,541
STOCKHOLDERS' EQUITY:		
Capital stock issued - 5,000 shares at $5.00 par value	25,000	
Retained earnings	67,052	
Total Stockholders' Equity		92,052
TOTAL LIABILITIES AND EQUITY		$155,593

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2001

REVENUE:	
Commission income	$ 711,369
Interest and dividends	2,061
Fees	45,628
Adjustments to market	15,890
Gain on Sale of Securities	(21,575)
Expense Reimbursement	19,141
Total Revenue	772,514
EXPENSES:	
Operating expenses	769,965
NET INCOME	$ 2,549

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings	Total Shareholder's Equity
BALANCE - Beginning of year	$ 25,000	$ 64,503	$ 89,503
Net income	---	2,549	2,549
BALANCE - End of year	$ 25,000	$ 67,052	$ 92,052

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,549
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation and amortization	356
Decrease (increase) in assets -	
(Increase) decrease in commissions receivable	(25,694)
(Increase) decrease in advances	990
(Increase) decrease in prepaid expenses and clearing deposits	(11,702)
(Increase) decrease in liabilities -	
Increase (decrease) in commissions and accounts payable	2,041
Increase (decrease) in payroll taxes and advance fees	6,056
NET INCREASE/(DECREASE) IN CASH FLOWS FROM OPERATING ACTIVITIES	(25,404)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in investments	21,973
NET INCREASE/(DECREASE) IN CASH FLOWS FROM INVESTING ACTIVITIES	21,973
NET INCREASE/(DECREASE) IN CASH	(3,431)
CASH - January 1, 2001	21,060
CASH - December 31, 2001	$ 17,629

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities
All securities transactions are recorded on the settlement date.

Furniture and Equipment
Acquisitions during the year have been depreciated over 5 and 7 years.

Securities Owned
Securities invested in by the company are valued at market.

NOTE 2: INVESTMENT - CLEARING DEPOSITS

The company clears security transactions through Southwest Securities. A required deposit of $10,000 was made with that company. As of December 31, 2001, the balance was $10,274. The company also clears securities through First Southwest Company. As of December 31, 2001 the balance was $7,500.

NOTE 3: NET CAPITAL REQUIREMENTS

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company has net capital of $41,042 and aggregate indebtedness of $63,541, resulting in a percentage of 155%. Minimum required net capital is $5,000.

NOTE 4: RESERVE REQUIREMENT FOR BROKERS AND DEALERS

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers.

NOTE 5: INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the Balance Sheet.



INDEPENDENT AUDITOR'S REPORT ON OTHER FINANCIAL INFORMATION

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following statement of operating expenses for the year ended December 31, 2001 is presented for the purpose of addition analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 18, 2002

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2001

	2001
Auto	$ 350
Commissions	428,245
Clearing charges	140,831
Depreciation	356
Dues and licenses	21,768
Entertainment	2,007
Interest	1,646
Insurance	7,360
Office	6,893
Payroll taxes and employee benefits	9,440
Postage	3,079
Professional services	13,534
Rent	12,750
Salaries – Officer	57,000
Salaries – Office	57,571
Telephone and utilities	4,640
Travel	2,495
	$ 769,965

GREAT AMERICAN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE I

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 92,052
Total capital		92,052
Deductions and/or charges		
Non-allowable assets: Cash	$	
Receivables -- non-customers	24,937	
Furniture and equipment	393	
Prepaid expenses	10,338	
Other assets	10,400	46,068
Net capital before haircuts on security positions		45,984
Haircuts on securities		4,942
TOTAL NET CAPITAL		$ 41,042
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions and accounts payable		$ 59,053
Payroll taxes payable		4,488
TOTAL AGGREGATE INDEBTEDNESS		$ 63,541
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required		$ 4,236
Excess net capital at 1,000%		$ 34,688
Percentage of aggregate indebtedness to net capital		155%
Minimum dollar net capital required		$ 5,000
Excess net capital		$ 36,042
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Per unaudited Form 17A-5		$ 38,042
Reclassification of unallowed asset to aggregate indebtedness		3,000
Per Audited Report		$ 41,042

STATEMENT OF RECONCILIATION OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15C 3-3 PURSUANT TO RULE 17A-5(D)(4)

Exempt under Rule 15C 3-3, Section #8-45123 Product Code "G"

STATEMENT PURSUANT TO RULE 17A-5(d)(4) FOR YEAR ENDED DECEMBER 31, 2001

There were no material differences between the most recent unaudited report Form X-17A-5, Part II filed by Great American Investors, Inc. and the enclosed audited Form X-17A-5, Part II.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF RECONCILIATION
ON STATEMENT OF FINANCIAL POSITION
FOR YEAR ENDED DECEMBER 31, 2001

ASSETS

	* Originally Reported (Part II) (Unaudited)	Adjustments	Adjusted Amount (Audited)
ASSETS			
Cash	$ 17,629		$ 17,629
Receivable from brokers	59,470		59,470
Receivable from non-customers	27,937	(A) (3,000)	24,937
Securities owned, at market	42,826		42,826
Other assets	10,758	(B) (27)	10,731
TOTAL ASSETS	$ 158,620	$ (3,027)	$ 155,593
Total Assets - Allowable	109,525		109,525
Total Assets - Non-allowable	49,095	(3,027)	46,068
TOTAL ASSETS	$ 158,620	$ (3,027)	$ 155,593

LIABILITIES AND FUND BALANCES

	* Originally Reported (Part II) (Unaudited)	Adjustments	Adjusted Amount (Audited)
LIABILITIES AND STOCKHOLDER'S EQUITY			
Accounts payable and accrued expenses	$ 66,541	(A) (3,000)	$ 63,541
TOTAL LIABILITIES	66,541	(3,000)	63,541
Total Liabilities - A I	66,541	(3,000)	63,541
TOTAL LIABILITIES	66,541	(3,000)	63,541
Common stock	25,000		25,000
Retained Earnings	67,079	(B) (27)	67,052
TOTAL STOCKHOLDER'S EQUITY	92,079	(27)	92,052
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 158,620	$ (3,027)	$ 155,593

* Refers to the most recent unaudited page 1 and 4, Part II of Form X 17A-5 filed by Great American Investors, Inc. as of December 31, 2001.

(A) Reclassification

(B) Adjust Depreciation


RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

In planning and performing my audit of the financial statements of Great American Investors, Inc. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17A-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Great American Investors, Inc. that I considered relevant to the objectives stated in Rule 17A-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17A-3(a)(11) and the procedures for determining the compliance with the exemptive provisions Rule 15C 3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the company's practices and procedures were adequate at December 31, 2001 to meet the commission's objectives.



February 18, 2002